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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. REPORTS SECOND QUARTER
FISCAL YEAR 2013 RESULTS

Ottawa, Canada, October 10, 2012 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today reported financial results for its second quarter of fiscal year 2013, ended August 31, 2012. All figures are reported in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Revenue for the second quarter of fiscal year 2013 was $44.2 million, compared with $13.6 million in the second quarter of fiscal year 2012 and $13.0 million in the first quarter of fiscal year 2013. DragonWave had one customer, Nokia Siemens Networks, who generated more than 10% of revenue in the second quarter of fiscal year 2012. Revenue through the Nokia Siemens Networks channel totaled $32.3 million in the quarter.

Gross margin for the second quarter of fiscal year 2013 was 15%, compared with 42% in the second quarter of fiscal year 2012 and 32% in the first quarter of fiscal year 2013. The gross margin in the second quarter of fiscal year 2013 reflects the inclusion of an inventory impairment provision of $2.6 million. Without the inventory provision, the gross margin in the second quarter was 21%.

Comprehensive loss applicable to shareholders in the second quarter of fiscal year 2013 was ($1.1) million or ($0.03) per basic and diluted share, compared to a loss of ($2.2) million or ($0.06) per basic and diluted share in the second quarter of fiscal year 2012. These results include a one-time gain of $19.4 million related to the accounting treatment for the acquisition of the Nokia Siemens Networks microwave transport business.

"We continue to advance our strategic priorities," said DragonWave President and CEO Peter Allen. "Our partnership with Nokia Siemens Networks is still in the integration phase and involves a wide range of activities, including access to a wide range of major global operators. Following the June 1, 2012 closing of the acquisition of Nokia Siemens Networks' microwave transport business, we rationalized our operations and reduced costs; we will continue to manage our cost profile to achieve profitability as we gain greater visibility into revenue opportunities."

Cash, cash equivalents and restricted cash totaled $44.0 million, compared to $42.6 million at the end of the first quarter of fiscal year 2013.

Revenue for the first six months of fiscal year 2013 was $57.1 million, compared with $24.7 million for the first six months of 2012. Net loss for the first six months of fiscal 2013 was ($13.7) million or ($0.37) per basic and diluted share, compared with ($12.1) million or ($0.34) per basic and diluted share for the first six months of fiscal 2012.

DragonWave also announced today that Gerry Spencer, Chairman of the Board, is stepping down as a director for family reasons. "Gerry has made a significant contribution to DragonWave," said Mr. Allen. "We thank him for his service and wish him well in his future endeavours. Company director Claude Haw will become the new board chair. Claude has more than 30 years of experience in the technology and telecommunications industry. He first joined the DragonWave Board in 2003. I look forward to working with Claude in his new capacity."

Revenue Outlook for Third Quarter Fiscal Year 2013

DragonWave expects revenue for the third quarter of fiscal year 2013 to be in the range of $43 million to $50 million.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time tomorrow, October 11, 2012.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

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  Toll-free North America: (866) 393-0571

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  International: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of the revenue range for the third quarter of fiscal year 2013, our statement regarding our intentions with respect to our cost profile and the statements regarding our relationship with and the transactions involving Nokia Siemens Networks constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties.

Material factors and assumptions used to develop revenue estimates include DragonWave's expectations regarding: the plans of its existing and new direct and indirect customers, the volume and timing of orders, shipments and revenue recognition, and the capacity of our supply chain to meet demand. Material factors and assumptions relating to our relationship with Nokia Siemens Networks and the NSN Transactions include the parties' beliefs regarding the industry and markets in which the parties operate; successful integration of the product lines acquired from Nokia Siemens Networks; and expectations regarding potential synergies and prospects for the business. There are risks arising out of the NSN Transactions, including that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. Material risks and uncertainties relating to the NSN Transactions are described under the heading "Risks and Uncertainties" in the MD&A dated July 11, 2012 and on pages 19-22 of the Company's Annual Information Form, dated May 11, 2012.

Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 11, 2012 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

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  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

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  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

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  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

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  DragonWave's success depends on its ability to develop new products and enhance existing products.

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  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

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  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact: John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Media Contact:

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	As at August 31, 2012	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	43,586	52,798
Restricted cash	393	177
Trade receivables	32,328	9,850
Inventory	31,116	27,043
Other current assets	10,640	5,501
Contingent receivable	8,041	—
Deferred tax asset	179	69

	126,283	95,438
Long Term Assets
Property and equipment	9,944	5,184
Deferred tax asset	1,818	1,308
Deferred financing cost	447	—
Intangible assets	13,680	6,264
Goodwill	11,927	11,927

	37,816	24,683
Total Assets	164,099	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	45,843	12,720
Deferred revenue	1,177	723
Capital lease obligation	3,970	—
Contingent royalty	—	372
Contingent consideration	—	1,884

	50,990	15,699
Long Term Liabilities
Debt facility	15,000	—
Capital lease obligation	1,492	—
Other long term liabilities	588	1,063
Contingent royalty	—	1,292

	17,080	2,355
Commitments
Shareholders' equity
Capital stock	179,373	172,264
Contributed surplus	5,330	4,606
Deficit	(79,149)	(65,448)
Accumulated other comprehensive loss	(9,689)	(9,658)

Total Shareholder's equity	95,865	101,764
Non-controlling interests	164	303

Total Equity	96,029	102,067
Total Liabilities and Shareholder's equity	164,099	120,121

Shares issued & outstanding	38,025,305	35,586,206

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

	Three months ended		Six months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
REVENUE	44,157	13,627	57,131	24,676
Cost of sales	37,414	7,852	46,255	14,257

Gross profit	6,743	5,775	10,876	10,419

	15.3%	42.4%	19.0%	42.2%
EXPENSES
Research and development	12,139	6,105	16,538	12,371
Selling and marketing	4,357	3,849	8,015	7,929
General and administrative	8,513	3,717	13,783	7,680
Government assistance	—	(287)	—	(637)

	25,009	13,384	38,336	27,343

Income (loss) before amortization of intangible assets and other items	(18,266)	(7,609)	(27,460)	(16,924)
Amortization of intangible assets	(1,199)	(622)	(1,741)	(1,209)
Accretion expense	(30)	(276)	(52)	(552)
Restructuring expense	—	—	(798)	—
Interest income (expense)	(740)	127	(711)	211
Investment gain (loss)	—	(19)	—	20
Impairment of intangible assets	(1,148)	(8,315)	(4,017)	(8,315)
Gain on change in estimate of contingent liabilities	352	13,161	1,542	13,161
Gain on purchase of business	19,397	—	19,397	—
Foreign exchange gain (loss)	462	(36)	(541)	84

Income (loss) before income taxes	(1,172)	(3,589)	(14,381)	(13,524)
Income tax expense (recovery)	—	(1,310)	(572)	(1,301)

Net Income (loss)	(1,172)	(2,279)	(13,809)	(12,223)
Net Loss Attributable to Non-Controlling Interest	50	73	108	127

Net Income (loss) applicable to shareholders	(1,122)	(2,206)	(13,701)	(12,096)
Foreign currency translation differences for foreign operations	(6)	7	62	10

Comprehensive Income (Loss)	(1,166)	(2,286)	(13,871)	(12,233)
Comprehensive Income (Loss) applicable to Non-Controlling Interest	53	67	77	119

Comprehensive Income (Loss) applicable to shareholders	(1,119)	(2,212)	(13,732)	(12,104)
Income (loss) per share
Basic	(0.03)	(0.06)	(0.37)	(0.34)
Diluted	(0.03)	(0.06)	(0.37)	(0.34)
Weighted Average Shares Outstanding
Basic	37,992,859	35,494,976	36,962,103	35,462,012
Diluted	37,992,859	35,494,976	36,962,103	35,462,012

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended		Six months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Operating Activities
Net Income (Loss)	(1,172)	(2,279)	(13,809)	(12,223)
Items not affecting cash
Amortization of property and equipment	1,724	845	2,478	1,674
Amortization of intangible assets	1,199	622	1,741	1,209
Accretion expense	30	276	52	552
Royalty amortization	(58)	(201)	(151)	(402)
Interest expense	211	—	211	—
Rental expense	957	—	957	—
Impairment of intangible assets	1,148	8,315	4,017	8,315
Gain on change in estimate of contingent liabilities	(352)	(13,161)	(1,542)	(13,161)
Stock-based compensation	388	582	792	1,074
Gain on purchase of business	(19,397)	—	(19,397)	—
Unrealized foreign exchange loss	(467)	72	649	73
Future income tax recovery	—	(1,310)	(572)	(1,301)
Inventory impairment	2,639	104	2,673	161

	(13,150)	(6,135)	(21,901)	(14,029)
Changes in non-cash working capital items	13,606	(2,072)	14,069	(3,396)

	456	(8,207)	(7,832)	(17,425)

Investing Activities
Acquisition of property and equipment	(903)	(220)	(1,123)	(669)
Acquisition of intangible assets	(163)	(89)	(629)	(403)
Acquisition of business	(12,730)	—	(12,730)	—
Purchase of short term investments	—	—	—	(22,432)
Maturity of short term investments	—	6,977	—	24,485

	(13,796)	6,668	(14,482)	981

Financing Activities
Initial formation contribution by non-controlling interest in DW-HFCL	—	—	—	555
Debt facility	15,000	—	15,000	—
Deferred financing cost	(757)	—	(1,192)	—
Issuance of common shares net of issuance costs	60	166	103	344

	14,303	166	13,911	899

Effect of foreign exchange on cash and cash equivalents	375	(86)	(809)	(92)
Net increase (decrease) in cash and cash equivalents	1,338	(1,459)	(9,212)	(15,637)
Cash and cash equivalents at beginning of period	42,248	63,641	52,798	77,819

Cash and cash equivalents at end of period	43,586	62,182	43,586	62,182

Cash paid during the period for interest	13	—	13	—

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DRAGONWAVE INC. REPORTS SECOND QUARTER FISCAL YEAR 2013 RESULTS
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's